[GraphOn Letterhead]

November 30, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GraphOn Corporation Registration Statement on Form S-1 File No. 333-177073

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, GraphOn Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-1 under said Act (File No. 333-177073), so that the same will be declared effective on Friday, December 2, 2011 at 4:30 p.m., Washington, D.C. time, or as soon thereafter as shall be practicable.

Very truly yours,

GraphOn Corporation

By:         /s/ William Swain
William Swain
Chief Financial Officer